Exhibit 99.1

NXT Energy Solutions Announces US $1 million Expansion
of SFD® Survey Project in Bolivia with YPFB

CALGARY, ALBERTA, July 9, 2015 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; US OTC QB:NSFDF) is pleased to advise that based on the preliminary results of its SFD® survey project which is underway in Bolivia, and integration with other existing geophysical data, Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) has decided to expand the project by an additional US $1.0 million. The project will now total US $14.4 million, with the expansion subject to final contract documentation that is expected to be completed shortly.

The SFD® data acquisition portion of the Bolivia project is well underway, with its phase 2 expected to be completed in the next month, after which a 50% project progress billing of US $7.2 million will be issued.  An initial deposit of US $3.1 million (secured by a letter of credit issued by NXT Energy) was received from YPFB in May at the commencement of the project.  The related SFD® data interpretation and recommendations portion of the project is expected to be completed by fall 2015.

In a press conference in Bolivia announcing the prior commencement of this project, YPFB President, Guillermo Acha had stated “The final results of this project will be delivered in November, however, this technology has the capacity to produce earlier results, and based on those, technical decisions could be made in the exploration areas investigated.  Thanks to this method we will be able to identify potential new oil and gas reserves.”

George Liszicasz, President and CEO of NXT Energy, noted “this project is a key part of YPFB’s current exploration strategy and has received a high profile in the Bolivia media.  The expansion of the project shows that we can very rapidly deliver results, which has significant value to YPFB and Bolivia.  NXT Energy is also working with YPFB and other clients to propose and plan additional SFD® surveys in Bolivia.”

NXT is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the fiscal year ended December 31, 2014 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  There is a specific risk that the Company may not be able to advance its Vertical business model in the short term, whether as a result of failing to secure acceptable financing or otherwise.

Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward-looking statements include expectations related to the timing of completion of the survey project.

For further information, please contact:

Greg Leavens	George Liszicasz
V-P Finance & CFO	President & CEO
NXT Energy Solutions Inc.	NXT Energy Solutions Inc.
(403) 206-0805	(403) 206-0800
www.nxtenergy.com

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

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